===============================================================================

                          OFFICE OF THRIFT SUPERVISION

                             Washington, D.C. 20552

                                    FORM 10-Q

(Mark One)
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended     September 30, 1996
                               -------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to
                               ----------------------     ----------------------

Docket No. 3088

                  GLENDALE FEDERAL BANK, FEDERAL SAVINGS BANK
            (Exact name of registrant as specified in its charter)

      United States of America                       95-0775407
    (State or other jurisdiction                 (I.R.S. Employer
    of incorporation or organization)           Identification Number)


414 North Central Avenue, Glendale, California          91203
  (Address of principal executive offices)            (Zip Code)


                                (818) 500-2000
             (Registrant's telephone number, including area code)

                                Not Applicable
  (Former name, former address, and former fiscal year, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X        No
                                   ----        ----

The number of shares of issuer's $1.00 par value common stock outstanding as of September 30, 1996 was 47,165,668.
================================================================================

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES


                                     INDEX


                                                                 PAGE
                                                                 ----

PART I.  FINANCIAL INFORMATION

     ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED)

     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION -
      SEPTEMBER 30, 1996 AND JUNE 30, 1996........................ 1

     CONSOLIDATED STATEMENTS OF OPERATIONS -
      THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995.............. 2

     CONSOLIDATED STATEMENTS OF CASH FLOWS -
      THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995.............. 3

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................. 5-6


     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS...................... 7-23


PART II.  OTHER INFORMATION

     ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K................... 24

                        PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements (unaudited)

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                   (dollars in thousands except share data)


                                                                                              September 30,         June 30,
                                                                                                  1996                1996
                                                                                            --------------       ----------------
                ASSETS

   Cash and amounts due from banks                                                            $   140,207            $   153,608
   Federal funds sold and securities purchased under resale agreements                            684,000                433,000
   Other debt securities held to maturity, at amortized cost
      (fair value: $18,586 at September 30,
      1996 and $18,921 at June 30, 1996)                                                           18,536                 18,877
   Mortgage-backed securities held to maturity, net
      (fair value: $1,303,615 at September 30,
      1996 and $1,351,344 at June 30, 1996)                                                     1,303,612              1,356,235
   Mortgage-backed securities available for sale, at fair value                                   817,633                884,555
   Loans receivable, net of allowance for loan losses of $176,631 at
      September 30, 1996 and $186,756 at June 30, 1996                                         11,165,388             10,694,594
   Loans held for sale, at lower of cost or market                                                 13,760                 33,315
   Real estate held for sale or investment                                                         11,828                 12,072
   Real estate acquired in settlement of loans                                                     79,616                 78,249
   Interest receivable                                                                             94,133                 89,237
   Investment in capital stock of Federal Home Loan Bank, at cost                                 221,900                192,842
   Premises and equipment, at cost, less accumulated depreciation                                 126,963                126,368
   Mortgage servicing rights                                                                      143,272                 93,970
   Capitalized servicing fees receivable                                                           31,328                 33,429
   Goodwill and other intangible assets, less accumulated amortization                             57,929                 59,216
   Other assets                                                                                   194,262                196,997
                                                                                              -----------            -----------
                                                                                              $15,104,367            $14,456,564
                                                                                              ===========            ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY

   Liabilities:
      Deposits                                                                                $ 8,815,134            $ 8,723,976
      Securities sold under agreements to repurchase                                              641,252                758,050
      Borrowings from the Federal Home Loan Bank                                                4,438,000              3,838,000
      Other borrowings                                                                             13,064                 10,599
      Other liabilities and accrued expenses                                                      234,338                131,224
      Income taxes payable                                                                         24,642                 37,264
                                                                                              -----------            -----------
         Total liabilities                                                                     14,166,430             13,499,113
                                                                                              -----------            -----------

    Stockholders' Equity:
      Preferred stock, Series E, $1.00 par value per share
         (8,050,000 shares authorized; 5,681,482 shares issued
         and outstanding at September 30, 1996; 5,823,882 shares
         issued and outstanding at June 30, 1996)                                                   5,681                  5,824
      Common stock, $1.00 par value per share
         (100,000,000 shares authorized; 47,165,668 shares
         issued and outstanding at September 30, 1996; 46,729,698
         shares issued and outstanding at June 30, 1996)                                           47,166                 46,730
      Additional paid-in capital                                                                  791,041                790,724
      Net unrealized holding loss on mortgage-backed
         securities available for sale                                                             (8,423)               (11,391)
      Retained earnings-substantially restricted                                                  102,472                125,564
                                                                                              -----------            -----------
         Total stockholders' equity                                                               937,937                957,451
                                                                                              -----------            -----------
                                                                                              $15,104,367            $14,456,564
                                                                                              ===========            ===========

          See accompanying Notes to Consolidated Financial Statements

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands except per share data)


                                                                                           Three Months Ended
                                                                                             September 30
                                                                                  ---------------------------------
                                                                                    1996                    1995
                                                                                  ----------              ---------
Interest income:
   Loans receivable                                                                 $210,187               $197,678
   Mortgage-backed securities                                                         36,353                 72,724
   Investments                                                                        14,129                 16,031
                                                                                  ----------              ---------
      Total interest income                                                          260,669                286,433
                                                                                  ----------              ---------

Interest expense:
   Deposits                                                                          101,696                112,539
   Short-term borrowings                                                               9,813                 40,893
   Other borrowings                                                                   59,797                 55,064
                                                                                  ----------              ---------
      Total interest expense                                                         171,306                208,496
                                                                                 ----------               ---------

      Net interest income                                                             89,363                 77,937
Provision for loan losses                                                              7,354                  9,169
                                                                                  ----------              ---------
      Net interest income after provision for loan losses                             82,009                 68,768

Other income:
   Loan servicing income, net                                                          8,301                  1,926
   Other fees and service charges                                                     12,851                 10,431
   Loss on sale of loans and mortgage-backed securities, net                            (217)                (2,027)
   Other income, net                                                                     127                    869
                                                                                  ----------              ---------
      Total other income                                                              21,062                 11,199
                                                                                  ----------              ---------

Other expenses:
   Compensation and employee benefits                                                 27,568                 24,379
   Regulatory insurance                                                                6,201                  7,685
   Occupancy expense, net                                                              7,856                  7,220
   Advertising and promotion                                                           7,522                  4,932
   Furniture, fixtures and equipment                                                   2,947                  2,458
   Stationery, supplies and postage                                                    2,742                  2,228
   Other general and administrative expenses                                          14,325                  9,000
                                                                                  ----------              ---------
      Total general and administrative expenses                                       69,161                 57,902
   SAIF Special Assessment                                                            58,672                      -
   Operations of real estate held for sale or investment                                 322                   (282)
   Operations of real estate acquired in settlement of loans                           1,316                    940
   Amortization of goodwill and other intangible assets                                1,287                  1,280
                                                                                  ----------              ---------
      Total other expenses                                                           130,758                 59,840
                                                                                  ----------              ---------

Earnings (loss) before income tax provision (benefit)                                (27,687)                20,127
Income tax provision (benefit)                                                        (7,702)                 6,316
                                                                                  ----------              ---------
      Net earnings (loss)                                                           $(19,985)              $ 13,811
                                                                                  ==========              =========

Net earnings (loss)                                                                 $(19,985)              $ 13,811
Dividends declared on preferred stock                                                 (3,107)                (4,403)
Premium on exchange of preferred stock for common stock                                 (503)                     -
                                                                                  ----------              ---------
Earnings (loss) applicable to common shareholders                                   $(23,595               $  9,408
                                                                                  ==========              =========

Earnings (loss) per share
   Primary                                                                          $  (0.50)              $   0.21

   Fully diluted                                                                    $  (0.50)              $   0.21


          See accompanying Notes to Consolidated Financial Statements

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)


                                                                                            Three Months Ended September 30
                                                                                          -----------------------------------
                                                                                               1996                1995
                                                                                          ----------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                                               $(19,985)           $13,811
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
     Amortization of discounts and accretion of premiums, net                                        2,917                973
     Accretion of deferred loan fees                                                                (1,388)            (1,649)
     Provision for loan losses                                                                       7,354              9,169
     Loss on sale of loans and mortgage-backed securities, net                                         217              2,027
     Depreciation and amortization of servicing assets                                               9,349             14,693
     Provision for losses on real estate                                                             2,037              3,117
     Gain on sale of real estate                                                                    (2,136)            (4,577)
     Amortization of goodwill and other intangible assets                                            1,287              1,280
     Net change in loans originated or purchased for resale                                         19,273            (21,611)
     (Increase) decrease in interest receivable                                                     (4,896)               320
     FHLB stock dividend received                                                                   (2,749)            (2,183)
     (Increase) decrease in other assets                                                             2,857               (262)
     Accrual of SAIF special assessment                                                             58,672                  -
     Increase in other liabilities                                                                  32,252             25,049
     Other items                                                                                    (1,285)            (9,848)
                                                                                          ----------------     --------------
     Total adjustments                                                                             123,761             16,498
                                                                                          ----------------     --------------
Net cash provided by operating activities                                                          103,776             30,309
                                                                                          ----------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in other debt securities with original maturities of 3 months or less                     341             11,397
Purchase of other debt securities held to maturity                                                  (3,000)                 -
Proceeds from maturities of other debt securities held to maturity                                   3,000             20,045
Principal payments on mortgage-backed securities held to maturity                                   52,194            241,951
Principal payments on mortgage-backed securities available for sale                                 69,017                 55
Loans originated (net of refinances) for investment                                               (163,211)           (92,815)
Loans purchased for investment                                                                    (745,782)           (21,061)
Net change in undisbursed loan funds                                                                  (280)            (1,012)
Principal payments on loans held for investment                                                    410,676            287,634
Proceeds from sale of loans held for investment                                                      1,633            153,214
Cash invested in real estate                                                                        (4,035)            (4,515)
Cash received from real estate investments and sale of real estate
   acquired in settlement of loans                                                                  25,266             49,517
Purchase of FHLB stock                                                                             (26,309)            (1,921)
Redemption of FHLB stock                                                                                 -              8,742
Net increase in premises and equipment                                                              (4,285)            (2,585)
Purchase of mortgage servicing rights                                                              (52,846)                 -
                                                                                          ----------------    ---------------
Net cash (used) provided by investing actitivities                                                (437,621)           648,646
                                                                                          ----------------    ---------------


                       Statement continued on next page

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
                                (in thousands)


                                                                                   Three Months Ended September 30
                                                                                   -------------------------------
                                                                                      1996                1995
                                                                                   -----------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                                                91,158             143,079
Net change in short-term borrowings with original maturities of 3 months or less      (116,798)           (320,367)
Proceeds from fundings of FHLB advances                                              1,400,000                   -
Repayments of FHLB advances                                                           (800,000)                  -
Repayment of other borrowings                                                              (12)            (16,951)
Proceeds from issuance of common stock                                                     610                 214
Payment of dividends on preferred stock                                                 (3,514)             (4,402)
                                                                                   -----------        ------------
Net cash provided (used) by financing activities                                       571,444            (198,427)
                                                                                   -----------        ------------
Net increase in cash and cash equivalents                                              237,599             480,528
Cash and cash equivalents at beginning  of period                                      586,608             435,697
                                                                                   -----------        ------------
Cash and cash equivalents at end of period                                          $  824,207          $  916,225
                                                                                   ===========        ============

          See accompanying Notes to Consolidated Financial Statements

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1996

NOTE (1) - BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Bank's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

     In the opinion of Glendale Federal Bank, Federal Savings Bank and its subsidiaries ("Glendale Federal" or the "Bank"), the accompanying unaudited consolidated financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary for a fair presentation of the Bank's financial condition as of September 30, 1996 and June 30, 1996, the results of its operations for the three months ended September 30, 1996 and 1995, and its cash flows for the three months ended September 30, 1996 and 1995. All significant intercompany balances and transactions have been eliminated in consolidation, including 200,686 Bank common shares held by a subsidiary of the Bank at both September 30, 1996 and June 30, 1996. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the September 30, 1996 presentation.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ significantly from those estimates and assumptions.

NOTE (2) - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     For the purpose of the statement of cash flows, cash and cash equivalents include "Cash and amounts due from banks" and "Federal funds sold and securities purchased under resale agreements."

  Supplemental disclosure of cash flow information is as follows (in thousands):



                                                Three months ended
                                                   September 30
                                        -------------------------------
                                               1996            1995
                                        -----------------   -----------
Cash paid for:
Interest                                        $184,177       $194,900
Income taxes                                       6,140            ---
Non-cash investing and financing
 activities:
Principal reductions to loans due to
 foreclosure                                      42,053         44,467
Loans exchanged for mortgage-backed
 securities                                       11,685         22,668
Loans made to facilitate the sale of
 real estate held for investment and
 real estate acquired in settlement of loans      15,800         23,176
Net transfers of loans from held for
 investment to held for sale                          82          5,628
Exchange of Series E preferred stock
 for common stock                                    142            ---
Issuance of common stock in exchange
 for Series E preferred stock                        370            ---


                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE (3) - NET EARNINGS (LOSS) PER SHARE INFORMATION

  For the purpose of calculating net earnings (loss) per share, the Bank used the following numbers of shares for the periods presented (in thousands):

                                                  Three months ended
                                                      September 30
                                           -------------------------------
                                                   1996            1995
                                           -------------       -----------
Primary net earnings (loss) per share             47,112         47,050
Fully diluted net earnings (loss) per share       47,112         47,050

  For primary and fully-diluted calculations, no adjustments were made to the weighted average number of common shares for the quarter ended September 30, 1996 as their effect would be anti-dilutive.

  During the quarter ended September 30, 1996, the Bank entered into separately negotiated agreements with certain holders of its Series E preferred stock providing, in the aggregate, for exchanges of 142,400 shares of the Series E preferred stock for 370,452 shares of Bank common stock. The exchanges were made at premiums above the stated conversion rate of 2.404 shares of Bank common stock for each share of the Series E preferred stock. In accordance with applicable accounting guidance for calculating net earnings (loss) per share, the excess of the fair value of Bank common stock transferred by the Bank to the holders of the Series E preferred stock over the fair value of Bank common stock issuable pursuant to the original conversion terms has been subtracted from net loss to arrive at the loss applicable to common shareholders in the calculation of loss per share.

  Subsequent to September 30, 1996, the Bank has entered into similar agreements with holders of its Series E preferred stock providing, in the aggregate, for exchanges of 499,500 shares of the Series E preferred stock for 1,303,695 shares of Bank common stock. These exchanges were also made at premiums above the stated conversion rate of 2.404 shares of Bank common stock for each share of the Series E preferred stock. The Bank may enter into further exchange agreements in the future.

  The table in Exhibit 11.1 presents the calculation of net earnings (loss) per share on a primary and fully-diluted basis for the three months ended September 30,1996 and 1995, respectively.

NOTE (4) - SAIF SPECIAL ASSESSMENT

  On September 30, 1996, President Clinton signed legislation providing for a special assessment on thrift institutions whose customer deposits are insured by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). Pursuant to the new law, a one-time fee is payable by all SAIF-insured institutions at the rate of $0.657 per $100 of deposits held by such institutions at March 31, 1995. The money collected will recapitalize the SAIF reserve to the level required by law. In September 1996, the Bank recorded an accrual of $58.7 million ($37.6 million after-tax) for this assessment.

  The new law provides for the merger, subject to certain conditions, of the SAIF into the Bank Insurance Fund ("BIF") by 1999 and also requires BIF-insured institutions to share in the payment of interest on the bonds issued by a specially created government entity ("FICO"), the proceeds of which were applied toward resolution of the thrift industry crisis in the 1980s. Beginning on January 1, 1997, in addition to the insurance premiums that will be paid by SAIF-insured institutions to maintain the SAIF reserve at its required level, which are expected to range from zero basis points to 27 basis points pursuant to the current risk classification system, SAIF-insured institutions will pay deposit insurance premiums at the annual rate of 6.4 basis points of their insured deposits and BIF-insured institutions will pay deposit insurance premiums at the annual rate of 1.3 basis points of their insured deposits towards the payment of interest on the FICO bonds.

  The recapitalization of the SAIF is expected to result in lower deposit insurance premiums in the future for most SAIF-insured financial institutions, including the Bank. Based on the Bank's deposits at September 30, 1996, the expected new premium level, inclusive of the payment of interest on the FICO bonds, would result in an estimated annual pre-tax savings of $14.5 million beginning in the March 1997 quarter.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                    OVERVIEW

EARNINGS PERFORMANCE

     The Bank recorded a net loss of $20.0 million, or $0.50 per share, for the three months ended September 30, 1996, compared to net earnings of $13.8 million, or $0.21 per share, for the same period last year. The net loss in the current quarter includes an after-tax accrual of $37.6 million for a special assessment by the FDIC to recapitalize the SAIF. See Note 4 of the Notes to Consolidated Financial Statements for additional discussion.

     During the quarter ended September 30, 1996, the Bank exchanged 142,400 shares of the Series E preferred stock for 370,452 shares of Bank common stock. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion regarding this transaction.

    Excluding the SAIF assessment and the effect of the conversion of preferred stock to common stock on the calculation of earnings per share, earnings would have increased by $3.8 million, or 28%, to $17.6 million, or $0.27 per fully diluted share, for the quarter ended September 30, 1996, compared to the same period last year.

    The improvement in earnings, exclusive of the SAIF assessment, in the three months ended September 30, 1996, compared to the same period last year, reflects higher net interest income, a lower level of provision for loan losses and increases in loan servicing income and other fees and service charges, partially offset by an increase in general and administrative expenses. See "Results of Operations" for a further discussion of factors affecting the Bank's earnings performance.

    The Bank's interest rate spread was 2.49% at September 30, 1996, as compared with 2.02% at September 30, 1995 and 2.41% at June 30, 1996. The Bank's interest rate spread continued to improve in the first quarter of fiscal 1997 primarily due to a decline in the Bank's cost of funds. The decrease in the cost of funds reflects a lower interest rate environment, the replacement of maturing higher-cost Federal Home Loan Bank advances with lower-cost advances and a decline in deposit costs due in part to a change in the mix of deposits from higher-cost certificates of deposit to lower-cost daily access accounts. See "Results of Operations--Net Interest Income" for a discussion of the factors affecting the Bank's yield-cost spread for the first quarter of fiscal 1997, compared to the first quarter of fiscal 1996.

STRATEGIC DIRECTION

    The Bank continues to experience growth in its new business lines, which were introduced early in fiscal 1996. During the quarter ended September 30, 1996, the net increase in the Bank's number of checking accounts was 17,960, including 3,958 business checking accounts. Retail and business checking accounts increased a combined $62 million, or 9.5%, to $715 million, during the quarter.

    Asset growth in the Bank's new business lines remained relatively modest during the quarter ended September 30, 1996. The Bank's commercial and consumer loan portfolios increased by $8.0 million and $1.0 million, or 77% and 1%, to $18.4 million and $74.1 million, respectively, during the quarter. See "Balance Sheet Analysis--Loans Receivable" for a discussion of loan volume activity in these portfolios.

    Implementation of the Bank's strategic decision to transform itself from a savings institution to a community banking organization has resulted in an increase in general and administrative expenses. These expenses may increase in future periods as the Bank expands its business lines and continues to maintain a higher level of marketing activity. The targeted benefits sought from this transformation--increased net interest margin resulting from investment in business and consumer loans with higher yields than single-family mortgage loans, greater amounts of lower costing demand deposit accounts and increased fee income--are expected to lag the increase in expenditures.

    The ability of the Bank to achieve its planned transformation into a community banking organization and realize the benefits intended to result from that transformation, is subject to an intense level of competition from California's existing commercial banks as well as from other non-bank financial institutions. The Bank's ability to sustain the earnings growth experienced over the past eight quarters, excluding non-recurring items, is dependent on its ability to successfully complete its transformation to a commercial bank and its ability to originate and/or purchase interest-earning assets.

RECENT ACQUISITIONS

    On August 28, 1996, the Bank entered into an agreement to acquire OneCentral Bank ("OneCentral") in a cash transaction valued at $11.4 million. The agreement is subject to regulatory and other approvals and is expected to close early in the first calendar quarter of 1997. At September 30, 1996, OneCentral had $79.4 million in assets, including $35.9 million in gross loans receivable, and $73.8 million in deposits, over 45% of which were in checking accounts.

    On November 1, 1996, the Bank entered into an agreement to acquire TransWorld Bancorp and its principal subsidiary, TransWorld Bank (collectively, "TransWorld") in a cash transaction valued at $63 million. The agreement is subject to regulatory and other approvals, including approval of the TransWorld shareholders, and is expected to close in the second calendar quarter of 1997. At September 30, 1996, TransWorld had $375.4 million in assets and $337.8 million in deposits, 40% of which were in checking accounts and 32.6% of which were in savings and money market accounts.

    The OneCentral and TransWorld acquisitions are expected to accelerate the pace of the Bank's transformation to a community bank by providing established business customer relationships and personnel experienced in serving a primarily business customer base. In addition, TransWorld has been a significant Small Business Administration lender and provides the Bank with the expertise to enter that sub-market.

CAPITAL

     At September 30, 1996, the Bank's tangible book value was $15.65 per common share and $13.96 per fully diluted share, versus $16.11 per common share and $14.18 per fully diluted share at June 30, 1996. The Bank's core capital, Tier 1 risk-based capital and risk-based capital ratios at September 30, 1996 were 5.88%, 10.18% and 11.33%, respectively, placing the Bank in the "well-capitalized" category as defined by federal regulations, which require 5% core, 6% Tier 1 risk-based capital and 10% risk-based capital to qualify for that designation. At June 30, 1996, the Bank's core capital, Tier 1 risk-based capital and risk-based capital ratios were 6.29%, 10.79% and 11.93%, respectively.

     The Bank's capital ratios decreased in the three months ended September 30, 1996 due to the reduction in capital resulting from the assessment to recapitalize the SAIF and the nearly $650 million increase in assets during the quarter and could decrease in future periods due to, among other things, acquisition activity and further growth in assets.


                             BALANCE SHEET ANALYSIS

     Asset size and composition have been determined principally by seeking to balance regulatory capital requirements, liquidity, yield and risk. It is the Bank's intention to increase consolidated assets, from the June 1996 level, by approximately $1 billion to $2 billion during fiscal 1997, primarily through the purchase of single-family residential loans in the secondary market. The Bank's ability to realize such growth is dependent upon a number of factors, such as the availability of loans for purchase at acceptable prices and the interest rate and economic environment. If such conditions are not favorable, the Bank may be unable to purchase or originate sufficient assets to meet this growth objective, and may experience a decrease in total assets due to loan repayments and prepayments.

     Consolidated assets of the Bank increased by $647.8 million, to $15.1 billion, in the three months ended September 30, 1996. Loans receivable increased by $451.2 million, to $11.2 billion, in the quarter, primarily due to loan purchases and originations, partially offset by principal payments. In addition, mortgage servicing assets increased by $47.2 million, to $174.6 million, in the three months ended September 30, 1996, primarily due to the Bank's purchase of mortgage servicing rights relating to $4.1 billion of loans. Mortgage-backed securities decreased by $119.5 million, to $2.1 billion, in the quarter, primarily due to principal payments received of $121.2 million.

LOANS RECEIVABLE

     Loans receivable held for investment increased by $470.8 million, to $11.2 billion, in the three months ended September 30, 1996. The increase was primarily due to loans originated for investment, net of refinances, of $179.0 million and loans purchased for investment totaling $745.8 million, partially offset by principal payments of $410.7 million and loans transferred to real estate acquired in settlement of loans ("REO") of $42.1 million. The loans purchased include $368.8 million of single-family residential, adjustable-rate mortgage loans and $372.6 million of single-family residential, fixed-rate mortgage loans, purchased in the secondary market. In general, loan purchases have been used to increase the Bank's interest-earning assets and its net interest income.

     Loans receivable held for sale decreased by $19.6 million, to $13.8 million, in the three months ended September 30, 1996, primarily due to securitization of loans for mortgage-backed securities in the amount of $11.7 million, and fixed-rate loan sales totaling $7.7 million. During the quarter ended September 30, 1996, fixed-rate loans were originated for investment purposes.

     As of September 30, 1996, commitments of the Bank to purchase and originate loans totaled $81.5 million and $37.9 million, respectively. At that date, commitments of the Bank to sell loans totaled $1.8 million and commitments of the Bank to sell mortgage-backed securities, comprised of fixed-rate loans originated and securitized by the Bank, totaled $13.0 million. As of September 30, 1996, commitments on outstanding letters of credit totaled $8.9 million.

  Loan originations by property type (including the refinanced portion of the Bank's loans) and loans purchased under the Bank's correspondent lending program and in the secondary market are summarized as follows (in millions):

                                                            Three months ended

                                           ----------------------------------------------------------
                                             Sept. 30     June 30     Mar. 31    Dec. 31    Sept. 30
Originations:                                  1996         1996        1996       1995       1995
                                           ------------  ----------  ----------  ---------- ---------
 Permanent Loans:
   Single-family 1-4 units                      $ 176         $ 192    $  190      $ 201       $ 195
   Multi-family 5-36 units                          5             6         5          7           8
   Multi-family 37 or more units                   --            --         3          3          --
   Non-residential                                  1             3         1          6           3
   Land                                            --             1        --         --          --
 Construction Loans:
   Single-family 1-4 units                          3             3         7          6          --
   Multi-family 5-36 units                          3             1         4         --          --
 Commercial loans                                   7            --        --          1          --
 Consumer loans                                     4             5         3          6           7
                                           ------------  ----------  ----------  ---------- ---------
Total Originations                                199           211       213        230         213
Purchases:
 Secondary market (1-4 units)                     741           401     1,241        382          --
 Correspondent lending (1-4 units)                 --            13        15         12          13
                                           ------------  ----------  ----------  ---------- ---------
                                                $ 940         $ 625    $1,469      $ 624       $ 226
                                           ============  ==========  ==========  ========== =========


     Loan originations for the three months ended September 30, 1996 did not change significantly from the quarters ended June 30, 1996 and September 30, 1995 due to a relatively stable interest rate environment. Loans refinanced totaled $19.9 million, or 10% of total originations, for the three months ended September 30, 1996, compared to $36.2 million, or 17% of total originations, and $32.0 million, or 15% of total originations, for the quarters ended June 30, 1996 and September 30, 1995, respectively.

     Multi-family residential and non-residential real estate loans have primarily been made to finance the disposition of REO and real estate held for sale or investment ("REI") properties or to refinance maturing loans. The single-family residential and multi-family residential construction loans originated in the current quarter are part of the construction lending program that was reintroduced in the first quarter of fiscal 1996. This program has been terminated in fiscal 1997 along with the Bank's correspondent lending program.

     In addition to the commercial and consumer term loans originated during the current quarter, as indicated in the table above, the Bank also generated commitments under lines of credit through its commercial and consumer lending programs, totaling $8.5 million and $37.2 million, respectively. As of September 30, 1996, outstanding commitments on lines of credit under the Bank's commercial and consumer lending programs totaled $16.0 million and $192.4 million, respectively, of which the unused amounts totaled $11.4 million and $168.7 million, respectively.

     During the first quarter of fiscal 1997, the Bank purchased fixed-rate whole loans totaling $372.6 million and adjustable-rate whole loans totaling $368.8 million. In fiscal 1996, the Bank purchased $2.0 billion of single-family residential, adjustable-rate mortgage loans, primarily to replace $1.7 billion of fixed-rate collateralized mortgage obligation ("CMO") investments sold by the Bank and to replace loan run-off resulting from principal payments that exceeded the rate of the Bank's loan originations.

NON-PERFORMING ASSETS ("NPAS") AND RESTRUCTURED LOANS

  The following table summarizes the Bank's NPAs and restructured loans at the dates indicated (dollars in thousands):

                                September 30, 1996                June 30, 1996
                               ---------------------         --------------------------
                                             % of                              % of
                                 Dollar      Total             Dollar          Total
                                 Amount     Assets              Amount         Assets
                               ----------  ---------         ----------      ----------
   Non-accrual loans             $171,465     1.14%           $192,445          1.33%
   REO and other assets            83,513     0.55%             82,204          0.57%
                               ----------  ---------         ----------      ----------
   Total NPAs                    $254,978     1.69%           $274,649          1.90%
                               ==========   ========         ==========       =========

   Restructured loans            $ 11,527     0.08%           $  9,194          0.06%
                               ==========   ========         ==========       =========

  The following table summarizes NPA and restructured loan activity during the first three months of fiscal 1997 (in thousands):

                                                        JUNE 30,                                          PAYOFFS/    SEPT. 30,
                                                          1996                    FORE-       WRITE-       SALES/       1996
                                                         BALANCE    ADDITIONS    CLOSURES     DOWNS        OTHER       BALANCE
                                                     --------------------------------------------------------------------------

NON-ACCRUAL LOANS:
                        Single-family 1-4 units          $119,978     $44,736    $(32,274)    $    --     $(25,177)    $107,263
                        Multi-family 5-36 units            33,123      11,993      (6,177)     (1,154)      (4,378)      33,407
                        Multi-family 37 or more units      14,461       1,435          --      (2,369)        (772)      12,755
                        Non-residential                    23,860       2,849      (3,602)       (113)      (5,623)      17,371
                        Commercial                             22          12          --         (28)           6           12
                        Consumer                            1,001          --          --          --         (344)         657
                                                     --------------------------------------------------------------------------
                                      Total              $192,445     $61,025    $(42,053)    $(3,664)    $(36,288)    $171,465
                                                     ==========================================================================

REO AND OTHER ASSETS:
                        Single-family 1-4 units          $ 39,693     $ 3,329    $ 24,692     $  (571)    $(28,680)    $ 38,463
                        Multi-family 5-36 units            11,668         524       5,381        (394)      (5,472)      11,707
                        Multi-family 37 or more units       4,827       2,477         468          --         (140)       7,632
                        Non-residential                    25,893          14       2,224        (150)      (2,335)      25,646
                        Consumer                              123          --          --          --          (58)          65
                                                     --------------------------------------------------------------------------
                                      Total              $ 82,204     $ 6,344    $ 32,765     $(1,115)    $(36,685)    $ 83,513
                                                     ==========================================================================

TOTAL NPAS:
                        Single-family 1-4 units          $159,671     $48,065    $ (7,582)    $  (571)    $(53,857)    $145,726
                        Multi-family 5-36 units            44,791      12,517        (796)     (1,548)      (9,850)      45,114
                        Multi-family 37 or more units      19,288       3,912         468      (2,369)        (912)      20,387
                        Non-residential                    49,753       2,863      (1,378)       (263)      (7,958)      43,017
                        Commercial                             22          12          --         (28)           6           12
                        Consumer                            1,124          --          --          --         (402)         722
                                                     --------------------------------------------------------------------------
                                      Total              $274,649     $67,369    $ (9,288)    $(4,779)    $(72,973)    $254,978
                                                     ==========================================================================

RESTRUCTURED LOANS:
                        Single-family 1-4 units          $  3,222     $   709    $     --     $    --     $ (1,641)    $  2,290
                        Multi-family 5-36 units             2,197         853          --          --         (642)       2,408
                        Multi-family 37 or more units       2,251          --          --          --           (9)       2,242
                        Non-residential                     1,524       3,137          --          --          (74)       4,587
                                                     --------------------------------------------------------------------------
                                      Total              $  9,194     $ 4,699    $     --     $    --     $ (2,366)    $ 11,527
                                                     ==========================================================================

     The $19.7 million, or 7%, decrease in NPAs for the three months ended September 30, 1996 reflects $36.7 million in sales of REO through the Bank's regular problem asset workout process, $19.9 million in non-accrual loans being sold or paid off and $16.4 million in non-accrual loans reinstating to accrual status, partially offset by NPA additions. NPA additions, which totaled $67.4 million and $105.7 million, during the three months ended September 30, 1996 and 1995, respectively, have decreased in four out of the last five quarters, reflecting an improving California economy. For the three months ended September 30, 1996, 71% of NPA additions were loans and REO that were secured by single-family residences, compared to 66% for the same period last year. NPAs at September 30, 1995 totaled $304.3 million.

     NPAs in the single-family residential and non-residential portfolios declined by $13.9 million and $6.7 million, to $145.7 million and $43.0 million, respectively, in the three months ended September 30, 1996. These declines were partially offset by an increase in NPAs in the multi-family residential portfolio of $1.4 million, to $65.5 million, during the same period.

     The $2.3 million increase in restructured loans for the three months ended September 30, 1996 was primarily due to $4.7 million of new restructured loans transferred from non-accrual status, partially offset by $2.1 million of restructured loans being transferred to performing status.

     The table in Exhibit 99E presents the Bank's gross loan portfolio, NPAs and restructured loans by property type as of September 30, 1996. The table in
Exhibit 99G summarizes the activity in the Bank's NPAs for the past five quarters.

     Total delinquent loans decreased by $4.6 million, to $276.8 million, in the three months ended September 30, 1996. This decrease was attributable to the single-family residential portfolio which declined by $8.7 million, to $186.7 million, during the three months ended September 30, 1996. This decrease was partially offset by an increase in delinquent loans in the non-residential portfolio of $4.2 million, to $28.0 million, during the same period. Delinquent loans in the multi-family portfolio were $59.4 million at September 30, 1996 and remained relatively unchanged compared to the balance of such loans at June 30, 1996. Single-family delinquent loans decreased as a percentage of total delinquent loans from 69% at June 30, 1996 to 67% at September 30, 1996. Loans secured by single-family properties have a significantly lower historical loss experience than those secured by multi-family or non-residential properties. The table in Exhibit 99H presents the Bank's delinquent loans by property type for the past five quarters.

     If the recent economic improvements in the Bank's principal market areas do not continue or if California experiences an economic downturn, resulting in a significant decline in property values or a significant increase in unemployment, the level of NPAs and delinquent loans could increase.

ALLOWANCE FOR LOAN LOSSES

     Glendale Federal uses an internal asset review system to identify problem assets. The Bank's asset classification process, in accordance with applicable regulations, provides for the classification of assets as satisfactory, special mention, substandard, doubtful or loss. The Bank's determination of the level and the allocation of the allowance for loan losses and, correspondingly, the provisions for such losses, is based on various judgments, assumptions and projections regarding a number of factors, including, but not limited to, asset classifications, current and forecasted economic and market conditions, loan portfolio composition, historical loan loss experience and industry experience. The allowance for loan losses is adjusted quarterly to reflect management's current assessment of the effect of these factors on estimated inherent loan losses. While management uses all information available to it to estimate losses on loans, future changes to the allowance may become necessary based on changes in economic and market conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make changes to the allowance based on their judgments and the information available to them at the time of their examination.

    The following table sets forth the allocation of Glendale Federal's allowance for loan losses at September 30, 1996 and June 30, 1996 by property type (dollars in thousands):


                                            September 30, 1996                             June 30, 1996
                                ----------------------------------------------  -------------------------------------
                                                      Gross      Percent of                   Gross       Percent of
                                                      Loan        Allowance                   Loan        Allowance
                                                    Portfolio      to Loan                  Portfolio      to Loan
                                  Allowance          Balance       Balance     Allowance     Balance       Balance
                                -------------     ------------   ----------   ----------  -----------     ---------

 Single-family 1-4 units           $ 53,787       $ 8,109,350         0.66%    $ 56,833   $ 7,580,312        0.75%
 Multi-family:
  5-36 units                         46,617         1,542,896         3.02       48,628     1,564,542        3.11
  37 or more units                   20,788           386,853         5.37       26,062       400,415        6.51
Non-residential                      46,761         1,297,830         3.60       47,260     1,357,225        3.48
Commercial                            3,444            18,422        18.70        4,699        10,391       45.22
Consumer                              5,234            74,120         7.06        3,274        73,158        4.48
                                ------------     ------------                 ----------  -----------
                                   $176,631       $11,429,471         1.55%    $186,756   $10,986,043        1.70%
                                ============     ============                 ==========  ===========

     The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.


     Specific valuation allowances of $21.3 million and $26.5 million have been established for impaired loans, which totaled $151.3 million and $158.8 million at September 30, 1996 and June 30, 1996, respectively, and are included in the allowance for loan losses. The decrease in impaired loans during the three months ended September 30, 1996 is primarily due to an improving California economy. Specific valuation allowances are provided when management determines that, for a specific loan, default appears probable and the amount of the expected loss is measurable. The balances of impaired loans with related specific valuation allowances at September 30, 1996 and June 30, 1996 totaled $93.4 million and $106.5 million, respectively. Those impaired loans without related specific valuation allowances at September 30, 1996 and June 30, 1996 totaled $57.9 million and $52.3 million, respectively.


     The allowance for loan losses declined by $10.1 million, to $176.6 million, in the first three months of fiscal 1997. The decrease in the allowance during this period reflects improving NPA and delinquency trends, a reduced number of high-risk, large, and multiple loan borrower relationships and an overall improvement in the total loan portfolio. Loans secured by single-family residences have a lower historical loss experience than those loans secured by multi-family and non-residential properties, and generally result in lower charge-offs. The Bank, therefore, requires proportionally lower levels of allowance for loan losses against the single-family residential loan portfolio than it requires for the other loan portfolios. The ratios of allowance to non-accrual loans and total gross loans at September 30, 1996 were 103.0% and 1.6%, respectively, compared to 97.0% and 1.7%, respectively, at June 30, 1996. The table in Exhibit 99D sets forth the ratios of the Bank's allowance for loan losses to its gross loan portfolio and NPAs.

     A summary of activity in the allowance for loan losses by property type during the first three months of fiscal 1997 is as follows (in thousands):


                               Balance                                          Balance
                               June 30,                 Charge-                Sept. 30,
                                 1996     Additions      offs      Recoveries    1996
                              ----------  ----------  ----------   ----------  ---------

 Single-family 1-4 units       $ 56,833     $ 4,514    $ (7,573)     $   13    $ 53,787
 Multi-family:
  5-36 units                     48,628         929      (2,945)          5      46,617
  37 or more units               26,062        (890)     (4,384)         --      20,788
Non-residential                  47,260       2,283      (2,837)         55      46,761
Commercial                        4,699      (2,111)        (28)        884       3,444
Consumer                          3,274       2,629        (990)        321       5,234
                              ----------   ----------  ----------    ---------  ---------
                               $186,756     $ 7,354    $(18,757)     $1,278    $176,631
                              ==========   ==========  ==========    =========  =========

          A summary of activity in the allowance for loan losses by property type during the first three months of fiscal 1996 is as follows (in thousands):


                              Balance                                            Balance
                              June 30,                 Charge-                  Sept. 30,
                                1995     Additions       offs       Recoveries     1995
                              --------  -----------   ----------    ----------  ---------

 Single-family 1-4 units      $ 44,483     $ 8,887     $ (7,753)       $    8    $ 45,625
 Multi-family:
  5-36 units                    41,736        (617)      (3,456)          168      37,831
  37 or more units              31,569       1,736       (1,494)          208      32,019
Non-residential                 83,086       1,395       (4,495)          661      80,647
Commercial                       4,176      (2,687)        (867)        1,793       2,415
Consumer                         4,092         455         (840)          288       3,995
                              --------  -----------   ----------     ---------  ---------
                              $209,142     $ 9,169     $(18,905)       $3,126    $202,532
                              ========  ===========   ==========     =========  =========

     Additions to the allowance for loan losses declined by $1.8 million, to $7.4 million, in the three months ended September 30, 1996, compared to the same period last year, reflecting management's assessment that there is a decreased risk of loss inherent in the loan portfolio, as evidenced by decreases in NPAs and delinquent loans. The negative balances shown in the "Additions" column in the above tables represent the reallocation of the allowance among the different portfolios and reflects management's current assessment of the shifting of the relative risks of loss inherent in the different portfolios.


     If the recent economic improvements in the Bank's principal market areas do not continue, the Bank's real estate portfolios could be adversely impacted resulting in increases in NPAs and higher charge-offs. Such increases could require a larger allowance for loan losses.


LIABILITY COMPOSITION


     The Bank continues to emphasize the attraction of retail deposits, especially low-cost demand deposits. The Bank's ratio of deposits to borrowings was 63%/37% at September 30, 1996 compared to a ratio of 65%/35% at June 30, 1996. The reduction in the ratio of deposits to borrowings during the current quarter was due to the use of borrowings to fund the purchase of interest-earning assets. The Bank expects to replace borrowings with retail deposits over time through a combination of retail sales efforts and acquisitions of deposits. See deposit composition table following for additional information.

DEPOSITS

    The Bank uses retail deposits as its core source of funds for lending and asset purchase purposes and as a customer base for providing additional financial services. The Bank's total deposits increased by $91.2 million, to $8.8 billion, in the first three months of fiscal 1997.


    Glendale Federal's deposit composition at September 30, 1996 and June 30, 1996 was as follows (dollars in millions):



                                       September 30, 1996           June 30, 1996
                                    -----------------------   --------------------------
                                                     % of                         % of
                                       Balance       Total       Balance         Total
                                     ----------   ---------    -----------      --------
   Checking/NOW accounts             $  878           10%        $  779              9%
   Passbook accounts                    468            5            493              5
   Money market checking/savings      1,820           21          1,719             20
                                     ----------   ---------    -----------      -------
   Total daily access                 3,166           36          2,991             34
   Short-term certificates
    (1 year or less)                  3,160           36          3,047             35
   Long-term certificates
    (over 1 year)                     2,271           25          2,438             28
   Branch and business development
     jumbo certificates                 161            2            190              2
                                     ---------   ----------   ------------      --------
   Total retail deposits              8,758           99          8,666             99
   Brokered certificates of
     of deposit                          57            1             58              1
                                     ---------   ----------   ------------      --------
   Total                             $8,815          100%        $8,724            100%
                                     =========   ==========   ============      ========

     The $175 million increase in daily access deposits during the first three months of fiscal 1997 resulted from net inflows of $101 million and $99 million in money market accounts and checking accounts, respectively, partially offset by net outflows of $25 million in savings accounts. Retail and business checking accounts increased a combined $62 million, or 9.5%, to $715 million, during the quarter. Management believes that the overall increase in daily access deposits and short-term certificate accounts during the first three months of fiscal 1997 reflects the Bank's aggressive branch marketing efforts and advertising campaign instituted throughout California, as well as the maturation of long-term certificates of deposit and the reinvestment of these funds in short-term certificate accounts due to depositors' uncertainty as to the future direction of interest rates.


BORROWINGS

     Total borrowings increased by $485.7 million, to $5.1 billion, during the three months ended September 30, 1996. Securities sold under agreements to repurchase decreased by $116.8 million, to $641.3 million, and borrowings from the Federal Home Loan Bank ("FHLB") increased by $600.0 million, to $4.4 billion, during the same period. Total borrowings as of September 30, 1996 and June 30, 1996 included $2.6 billion and $2.1 billion, respectively, of borrowings due within one year. See "Liquidity and Asset and Liability Management-- Asset and Liability Management" below for additional discussion of the Bank's borrowings structure.


STOCKHOLDERS' EQUITY

    Stockholders' equity decreased by $19.5 million, to $937.9 million, during the three months ended September 30, 1996, primarily due to a net loss of $20.0 million and dividends declared of $3.1 million on the Bank's Series E preferred stock, partially offset by a $3.0 million decrease in the net unrealized loss recorded on the portfolio of mortgage-backed securities available for sale.

    During the quarter ended September 30, 1996, the Bank issued 370,452 shares of common stock in exchange for 142,400 shares of the Bank's Series E preferred stock. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion regarding these transactions.

REGULATORY CAPITAL

     The following table compares Glendale Federal's regulatory capital at September 30, 1996 to its minimum regulatory capital requirements at that date (dollars in thousands):


                                             Capital at        As a %      Capital      As a %      Excess
                                           Sept. 30, 1996    of Assets    Required    of Assets     Capital
                                        -----------------   ----------    --------    ---------    ---------
Capital in accordance with generally
  accepted accounting principles                 $937,937
Adjustments for tangible and core
 capital:
     Goodwill and other intangible assets         (57,929)
     Investments in and advances to
        non-permissible subsidiaries               (3,810)
     Net unrealized holding loss on debt
        securities available for sale               8,423
                                              -----------
Total tangible capital                            884,621         5.88%   $225,806         1.50%    $658,815
Adjustment for core capital                            --
                                              -----------
Total core capital                                884,621         5.88%   $451,611*        3.00%*   $433,010*
Adjustments for risk-based capital:
     Allowance for general loan losses**          107,698
     Equity risk investments required
        to be deducted                             (9,449)
                                              -----------
Total risk-based capital                         $982,870        11.33%   $697,468*       8.00%*    $285,402*
                                              ===========

----------------
*Under the standards for "well capitalized" institutions established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the corresponding amounts for core capital are $752,686, 5.00% and $131,935, respectively, and the corresponding amounts for risk-based capital are $868,833, 10.00% and $114,037, respectively.
**Limited to 1.25% of risk-weighted assets.

                  LIQUIDITY AND ASSET AND LIABILITY MANAGEMENT

LIQUIDITY

     The Bank's primary sources of funds consist of retail deposits, borrowings from the FHLB, principal repayments on loans and mortgage-backed securities and sales of securities under agreements to repurchase. The Bank also obtains funds from its operations. Each of the Bank's sources of liquidity is subject to various uncertainties beyond the control of the Bank. Scheduled loan payments are a relatively stable source of funds, while loan and mortgage-backed security prepayments and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. As a measure of protection against these uncertainties, the Bank generally has back-up sources of funds available to it. At September 30, 1996, these available sources totaled approximately $3.1 billion and consisted primarily of the repurchase agreement markets.

     During the three months ended September 30, 1996, the Bank experienced a net cash outflow from investing activities of $437.6 million, consisting primarily of loans purchased and originated for investment, partially offset by principal payments on loans and mortgage-backed securities. In addition, the Bank experienced positive cash flows from operating activities during the period of $103.8 million. The Bank's financing activities during the period resulted in a net cash inflow of $571.4 million, consisting principally of net increases in deposits and borrowings.

     During September 1996, the Bank's average liquidity ratio was 5.51%. The current minimum regulatory requirement for this ratio is 5%.

ASSET AND LIABILITY MANAGEMENT


    The one-year GAP represents the estimated difference between the amounts of interest-earning assets and interest-bearing liabilities maturing or repricing within one year, based on assumptions as to the expected repayment of assets and liabilities. The interest rate sensitivity of the Bank's assets and liabilities could vary substantially if actual experience differs from the assumptions used. The Maturity and Rate Sensitivity Analysis table in Exhibit 99A sets forth the projected maturities, based upon contractual maturities as adjusted for projected prepayments and "repricing mechanisms" (provisions for changes in the interest rates of assets and liabilities), of the Bank's major asset and liability categories as of September 30, 1996.


     The following table is a summary of Glendale Federal's one-year GAP at the dates indicated (dollars in millions):


                                           Sept. 30,     June 30,
                                              1996         1996
                                          ----------    ---------
 Interest-earning assets maturing or
  repricing within one year                 $11,309       $11,004
 Interest-bearing liabilities maturing
  or repricing within one year                8,314         7,956
                                          ----------    ----------
 One-year maturity GAP                      $ 2,995       $ 3,048
                                          ==========    ==========
 One-year maturity GAP as a percent of
  total assets                                 19.8%         21.1%
                                          ==========    ==========

     The $53 million decrease in the one-year GAP for the first three months of fiscal 1997 was primarily due to a $358 million increase in liabilities maturing or repricing within one year, partially offset by a $305 million increase in assets maturing or repricing within one year. The growth in one-year liabilities was principally due to a net increase in FHLB borrowings totaling $600 million, partially offset by a reduction of approximately $117 million in securities sold under agreements to repurchase and a decrease in certificates of deposit. The growth in one-year assets was primarily due to an increase of $251 million in federal funds sold and securities purchased under resale agreements as well as the purchase of approximately $369 million of adjustable-rate mortgage loans in the secondary market.

     The Bank remains subject to possible interest rate spread compression, which would adversely impact the Bank's net interest income, if interest rates rise. The amount of that compression would depend upon the frequency and severity of such interest rate fluctuations. This adverse impact would be attributable to the lag in the repricing of the indices to which the Bank's adjustable-rate loans and mortgage-backed securities are tied, as well as the repricing frequencies and periodic interest rate caps on such adjustable-rate loans and mortgage-backed securities, and to an increase in the cost of the Bank's liabilities which are subject to monthly repricing. Management has mitigated the effect of such an increase through the extension of certain liabilities during fiscal 1996 which resulted in a shift in the Bank's one-year GAP from a negative GAP of $1.0 billion at September 30, 1995 to a positive one-year GAP of $3.0 billion at September 30, 1996. The positive one-year GAP could decrease in future periods due to, among other things, the use of short-term adjustable-rate borrowings to purchase long-term fixed-rate loans in the secondary market.

     The following tables present the Bank's total gross loan and mortgage-backed securities portfolios (before adjustment for the unrealized loss on mortgage-backed securities available for sale) by note type and the distribution of adjustable-rate loans and mortgage-backed securities among the major underlying indices at the dates indicated (dollars in millions):


                                                        September 30, 1996
                                         ----------------------------------------------------
                                                            Mortgage-
                                                             backed                Percent
                                            Loans        Securities      Total    of Total
                                         -----------   ---------------  -------- ------------
Adjustable:
   6-month Treasury Bills                  $   408        $  416       $   824        6%
   1-Year Treasury Bills                     3,728           918         4,646        34
   11th District Cost of Funds               3,883           149         4,032        30
   Prime                                        87            11            98         1
   Other                                       169           143           312         2
                                         -----------   ---------------  -------- ------------
                                             8,275         1,637         9,912        73
Fixed for 3-5 Years Converting to              842           254         1,096         8
 Adjustable Fixed:
   Loans receivable                          2,312            --         2,312        17
   Mortgage-backed securities                   --           209           209         2
                                         -----------   ---------------  -------- ------------
                                             2,312           209         2,521        19
                                         -----------   ---------------  -------- ------------
Total                                      $11,429        $2,100       $13,529       100%
                                         ==========    =============== ========= ============

                                                            June 30, 1996
                                         ----------------------------------------------------
                                                              Mortgage-
                                                                backed               Percent
                                               Loans          Securities    Total    of Total
                                         --------------      -----------  --------  ---------
Adjustable:
   6-month Treasury Bills                     $   428         $  433       $   861         7%
   1-Year Treasury Bills                        3,568            982         4,550        34
   11th District Cost of Funds                  3,936            154         4,090        31
   Prime                                           63             12            75         1
   Other                                          212            154           366         3
                                         --------------      -----------  --------  ---------
                                                8,207          1,735         9,942        76
Fixed for 3-5 Years Converting to                 782            259         1,041         8
 Adjustable Fixed:
   Loans receivable                             1,997             --         1,997        15
   Mortgage-backed securities                      --            227           227         1
                                         --------------      -----------  --------  ---------
                                                1,997            227         2,224        16
                                         --------------      -----------  --------  ---------
Total                                         $10,986         $2,221       $13,207       100%
                                         ==============      ===========  ========  =========

                             RESULTS OF OPERATIONS

NET INTEREST INCOME

     Net interest income increased by $11.4 million, to $89.4 million, for the three months ended September 30, 1996, compared to the corresponding quarter last year, primarily because of an improvement in the yield-cost spread. The yield-cost spread increased by 48 basis points, to 2.37%, in the three months ended September 30, 1996, compared to the same period last year, primarily due to a decrease of 50 basis points, to 4.99%, in the Bank's cost of funds, slightly offset by a decrease of 2 basis points, to 7.36%, in the yield on interest-earning assets. Additionally, the Bank experienced an increase of $84 million, to $551 million, in the amount by which average interest-earning assets exceeded average interest-bearing liabilities.

    The decrease in the Bank's cost of funds during the three months ended September 30, 1996, compared to the same period last year, was primarily due to a change in the mix of funding sources from higher-cost borrowings to lower-cost deposits, principally attributable to the $2.0 billion reduction in the average balance of securities sold under agreements to repurchase using the proceeds from the Bank's sale of $1.7 billion of CMO investments. This resulted in deposits comprising 64.4% of total average interest-bearing liabilities during the current quarter versus 58.5% in the same quarter last year. Other factors contributing to the decrease in the Bank's cost of funds were the replacement of maturing higher-cost FHLB borrowings with lower-cost FHLB borrowings, a change in the mix of deposits from higher-cost certificates of deposit to lower-cost daily access accounts, and a decline in the interest rate environment.

     The yields on loans and mortgage-backed securities decreased by only 1 basis point, to 7.41%, in the three months ended September 30, 1996, compared to the same period last year, however the mix has changed due to the previously mentioned sale of CMO investments and the purchase of loans in the secondary market. See the Bank's average balances of interest-earning assets and interest-bearing liabilities and their respective weighted average yields and costs in the table following. The yield on loans decreased by 40 basis points, to 7.57%, for the first quarter of fiscal 1997, compared to the same quarter last year primarily due to the decrease in the repricing of the Bank's adjustable-rate portfolio that was attributable to the lower interest rate environment and to an increase in adjustable-rate loans that was attributable principally to the purchase of $2.0 billion of adjustable-rate loans yielding 6.74% in the secondary market during the last nine months of fiscal 1996. During the first quarter of fiscal 1997, the Bank purchased $372.6 million of fixed-rate loans yielding 8.50% and $368.8 million of adjustable-rate loans yielding 7.31% in the secondary market. Partially offsetting the above decrease in the yield on loans was an increase of 37 basis points, to 6.59%, in the yield on mortgage-backed securities, which was primarily attributable to the sale of $1.7 billion of lower-yield CMOs in the second and third quarters of fiscal 1996.

     The declining level of NPAs had a positive impact on net interest income as the Bank was able to reinvest the proceeds from liquidation of these assets into interest-earning assets. The average balance of NPAs in the first quarter of fiscal 1997 and 1996 was $264.8 million and $329.9 million, respectively. The impact of non-accrual assets on the yield on loans and mortgage-backed securities was a reduction in yield of 9 basis points in the first quarter of fiscal 1997 versus a reduction of 13 basis points in the first quarter of fiscal 1996.

     The yield on the investment portfolio decreased by 11 basis points, to 6.65%, in the current quarter, compared to the same quarter last year, primarily due to a decrease in short-term interest rates.

     The Bank has, in the past, entered into interest rate exchange agreements ("swaps") to reduce the effect of rising interest rates on short-term deposits and FHLB advances, and the effect thereof on interest expense. The Bank predominantly pays fixed interest rates and receives variable interest rates under its swap contracts. The impact of swaps for the three months ended September 30, 1996 was to increase the total cost of funds by 2 basis points.
At September 30, 1996, the Bank had $200 million in notional principal amount of swaps maturing in April 1997, compared to the $220 million in notional principal amount of swaps outstanding at September 30, 1995.

     During fiscal 1996, the Federal Reserve Board lowered the federal funds rate by a total of 0.75%, to 5.25%. The impact of this reduction has been a decrease in the Bank's borrowing costs. Because adjustments to interest rates on adjustable-rate loans and mortgage-backed securities tend to follow changes in market rates, the impact of lower interest rates will be experienced in yields for these assets more slowly than in the cost of the Bank's short-term borrowings. If current interest rates remain stable, the Bank would not expect its interest rate spread to change significantly. However, future increases in short-term interest rates could result in interest rate spread compression. The amount of that compression would depend upon the timing and magnitude of such interest rate movements.

    The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the same period of the prior year (in thousands):


                                            Three months ended September 30,
                                                     1996 vs. 1995
                                                     Changes due to
                                        ------------------------------------
                                            Volume        Rate        Total
                                        ------------   ----------  ----------
Interest income:
  Loans receivable, net                    $ 22,547     $(10,038)   $ 12,509
  Mortgage-backed securities, net           (40,359)       3,988     (36,371)
                                        ------------   ----------  ----------
     Total loans and mortgage-backed
      securities                            (17,812)      (6,050)    (23,862)

  Federal funds sold and securities
   purchased under resale agreement          (1,638)        (819)     (2,457)

  U.S. Government and other investment
    securities                                  379          176         555
                                        ------------   ----------  ----------
        Total investments                    (1,259)        (643)     (1,902)
                                        ------------   ----------  ----------
        Total interest income               (19,071)      (6,693)    (25,764)
Interest expense:
  Deposits - daily access                     3,934         (732)      3,202
  Deposits - certificates                    (8,141)      (5,904)    (14,045)
                                        ------------   ----------  ----------
        Total deposits                       (4,207)      (6,636)    (10,843)

  Securities sold under agreements to
   repurchase and other short-term
   borrowings                               (27,748)      (3,332)    (31,080)
  Borrowings from FHLB                        8,782       (3,668)      5,114
  Other borrowings                              (74)        (307)       (381)
                                        ------------   ----------  ----------
        Total borrowings                    (19,040)      (7,307)    (26,347)
                                        ------------   ----------  ----------

        Total interest expense              (23,247)     (13,943)    (37,190)
                                        ------------   ----------  ----------
Net interest income                        $  4,176     $  7,250    $ 11,426
                                        ============   ==========  ==========

Note: Non-accrual loans are included in the average balances for the periods;
    however, interest on such loans has been excluded from interest income for the periods. The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

     The following table sets forth the Bank's average balances of and weighted average yields on interest-earning assets, the average balances of and weighted average interest rates paid on interest-bearing liabilities, the dollar difference between such average balances and the spread between the weighted average yields earned and rates paid for the three months ended September 30, 1996 and 1995 (dollars in millions):


                                                   Three months ended September 30
                                        -------------------------------------------------
                                                    1996                     1995
                                        ------------------------  -----------------------
                                                       Weighted                 Weighted
                                           Average      Average     Average      Average
                                           Balances   Yield/Cost    Balances   Yield/Cost
                                        -----------  -----------  ----------  -----------
Loans receivable, net                       $11,107         7.57%    $ 9,968         7.97%
Mortgage-backed securities, net               2,208         6.59       4,634         6.22
                                        -----------               ----------
      Total loans and mortgage-backed
         securities                          13,315         7.41      14,602         7.42

Federal funds sold and securities
  purchased under resale agreements             615         5.54         729         6.01
U.S. Government and other investment
   securities                                   228         9.63         212         9.31
                                        -----------               ----------
      Total investments                         843         6.65         941         6.76
                                        -----------               ----------

      Total interest-earning assets          14,158         7.36      15,543         7.38
                                        -----------               ----------

Deposits - daily access                       3,084         3.00       2,567         3.11
Deposits - certificates                       5,684         5.47       6,259         5.86
                                        -----------               ----------
      Total deposits                          8,768         4.60       8,826         5.06

Securities sold under agreements to
   repurchase and other short-term
   borrowings                                   713         5.46       2,708         5.99
Borrowings from the Federal Home
   Loan Bank                                  4,084         5.77       3,495         6.17
Other borrowings                                 42         3.42          47         6.24
                                        -----------               ----------
      Total borrowings                        4,839         5.71       6,250         6.09
                                        -----------               ----------

      Total interest-bearing liabilities     13,607         4.99      15,076         5.49
                                        -----------               ----------

Difference between average
   interest-earning assets
   and interest-bearing liabilities         $   551                  $   467
                                        ===========               ==========

Yield-cost spread                                           2.37%                    1.89%

Effective net spread /1/                                    2.56%                    2.06%


_______________
   /1/Annualized net interest income divided by average interest-earning assets.

 PROVISION FOR LOAN LOSSES

    Provisions for loan losses totaled $7.4 million and $9.2 million in the three months ended September 30, 1996 and 1995, respectively. The reduction in the provision was primarily due to declining NPAs and delinquent loans and management's assessment that there is a decreased risk of loss inherent in the Bank's loan portfolios. NPAs at September 30, 1996 totaled $255.0 million, which represents a 16% decline from the $304.3 million of NPAs recorded at September 30, 1995. The allowance for loan losses is determined based on, among other things, the application to the loan portfolios of factors used in the Bank's allowance for loan loss evaluation process. The application of these factors is discussed in "Balance Sheet Analysis--Allowance for Loan Losses".

LOAN SERVICING INCOME, NET

     Loan servicing income, net, increased by $6.4 million, to $8.3 million, in the three months ended September 30, 1996, compared to the same period last year. This increase was attributable to increased servicing fees earned resulting from recent purchases of mortgage servicing rights and to adjustments made in the September 1995 quarter to reduce the value of the Bank's servicing assets. In the September 1995 quarter, an adjustment totaling $3.7 million was made to reduce the carrying value of the Bank's purchased mortgage servicing rights due to an increase in prepayment expectations. In the same quarter, an adjustment of $2.2 million was made to reduce the carrying value of the Bank's capitalized servicing fees receivable due to changes in the underlying assumptions relating to that asset. If prepayment expectations increase from the levels as of September 30, 1996, further reductions to the value of the Bank's servicing assets may be necessary depending upon the frequency and magnitude of such increases. During fiscal 1996, the Bank purchased servicing rights relating to $3.7 billion of loans for $50.8 million. During the three months ended September 30, 1996, the Bank purchased servicing rights relating to $4.1 billion of loans for $52.8 million.

    The Bank's portfolio of loans serviced for others totaled $17.8 billion and $11.4 billion at September 30, 1996 and 1995, respectively.

OTHER FEES AND SERVICE CHARGES

    Other fees and service charges increased by $2.4 million, to $12.9 million, in the current quarter compared to the same period in fiscal 1996. This increase primarily reflects an increase in deposit fee income of $1.8 million related to growth in the number of transaction accounts and an increase in commissions and broker fees related to higher sales from the Bank's securities brokerage subsidiary.

LOSS ON SALE OF LOANS AND MORTGAGE-BACKED SECURITIES, NET

    Loss on sale of loans and mortgage-backed securities, net decreased by $1.8 million, to $0.2 million, in the three months ended September 30, 1996, compared to the same period last year, primarily due to reduced provisions for estimated losses related to loans sold in prior years subject to certain recourse arrangements.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased by $11.3 million, to $69.2 million, in the three months ended September 30, 1996, compared to the same period last year. The increase reflects costs associated with new business lines and increased advertising and legal expenses. Advertising and legal expenses increased by $2.6 million and $1.8 million, to $7.5 million and $2.3 million, respectively, in the current quarter, compared to the same period last year. General and administrative expenses may increase in future periods as the Bank continues to expand its business lines and continues to maintain a higher level of marketing activity. Management expects that the new business lines will result in additional fee income, higher yielding loans and lower costing deposits, but these benefits are expected to lag the increase in expenditures.

OPERATIONS OF REO

    Operations of REO resulted in losses of $1.3 million in the three months ended September 30, 1996, as compared to losses of $0.9 million in the same period last year. Losses in the current quarter were primarily due to $1.9 million in provisions to adjust the REO portfolio to current fair value, and $1.6 million of operating expenses. These current period expenses were partially offset by gains realized on the sale of REO (after market valuation adjustments) of $2.1 million.

    Losses in the three months ended September 30, 1995 were primarily due to $3.6 million in provisions to adjust the REO portfolio to current fair value, and $1.9 million of operating expenses, partially offset by gains realized on the sale of REO (after market valuation adjustments) of $4.6 million, of which $2.1 million was recognized in connection with the August 1995 sale of underperforming loans and REO.

INCOME TAX PROVISION (BENEFIT)

    The Bank recorded an income tax benefit of $7.7 million in the three months ended September 30, 1996, compared to an income tax provision of $6.3 million for the same period last year.

    As of June 30, 1996, the Bank had recognized the benefit of all of its net operating loss carryforwards and nearly all of its alternative minimum tax credit carryforwards. Because of these credits, the loss for the three months ended September 30, 1996 produced a tax benefit at the federal alternative minimum tax rate plus state income tax effect. The loss also made alternative minimum tax credits available to reduce the federal income tax on approximately $27 million of future earnings.

    On August 20, 1996, the President signed legislation which repealed the reserve method of accounting for bad debts for savings institutions effective for taxable years beginning after 1995. The Bank, therefore, will be required to use the specific charge-off method on its 1996 and subsequent federal income tax returns. The Bank will also be required to recapture its "applicable excess reserves", which are its federal tax bad debt reserves in excess of the base year reserve amount. The base year reserves are generally the balance of reserves as of December 31, 1987 reduced proportionately for reductions in the Bank's loan portfolio since that date. As of December 31, 1995 the Bank had approximately $72 million of applicable excess reserves. One-sixth of that amount will be included in taxable income in each tax year from 1996 through 2001. This will not affect the Bank's tax provisions as the deferred tax liability for this recapture had been recorded as of December 31, 1995.

    The base year reserves will continue to be subject to recapture and the Bank could be required to recognize a tax liability if: (1) the Bank fails to qualify as a "bank" for federal income tax purposes; (2) certain distributions are made with respect to the stock of the Bank; (3) the bad debt reserves are used for any purpose other than to absorb bad debt losses; or (4) there is a change in federal tax law.

    In July 1993 the Bank received notices from the California Franchise Tax Board (the "FTB") proposing to assess taxes for the years 1988 through 1990. The Bank protested the proposed taxes and in September 1996 made a payment to the FTB in settlement of the disputed amount. The payment was charged to existing reserves.

                                 PART II - OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)  Exhibits

     11.1  Statement Regarding Computation of Per Share Earnings
     99A   Maturity and Rate Sensitivity Analysis
     99B   Interest Rate Margin
     99C   Loan Originations by Type
     99D   Analysis of Allowance for Loan Losses and Non-Performing Assets
     99E Gross Loans, Non-Performing Assets and Restructured Loans by Property Type
     99F   Non-Performing Assets and Restructured Loans
     99G   Non-Performing Assets Activity
     99H   Delinquent Loans by Property Type

(b)  Reports on Form 8-K

     None

                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              Glendale Federal Bank, Federal Savings Bank
                              -------------------------------------------
                                             (Registrant)




Date:    November 13, 1996               By:  /s/John E. Haynes
     -----------------------                 ------------------------
                                         Executive Vice President and
                                         Chief Financial Officer
                                         (Principal Financial Officer)

                                                                    EXHIBIT 11.1



                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
         STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSS)
                     (In thousands, except per share data)



                                                                                       Three Months Ended
                                                                                           September 30
                                                                                     -----------------------
PRIMARY EARNINGS (LOSS) PER SHARE                                                      1996           1995
                                                                                     --------        -------

Computation for Statement of Operations
Net earnings (loss) per statement of operations used in
 primary earnings (loss) per share computation:
   Net earnings (loss)                                                               $(19,985)       $13,811
   Dividends on Series E Preferred Stock                                               (3,107)        (4,403)
   Premium on conversion of Series E Preferred Stock                                     (503)             -
   Interest on borrowings, net of tax effect, on application of assumed proceeds from exercise of warrants and options
      in excess of 20% limitation (a)                                                       -            585
                                                                                     --------        -------
   Net earnings (loss), as adjusted                                                  $(23,595)       $ 9,993
                                                                                     =========       =======

Weighted average number of shares outstanding used in
 primary earnings (loss) per share computation:
   Weighted average number of shares                                                   47,112         40,727
   Net shares issuable from assumed exercise of warrants
      and options, as determined by the application
      of the Modified Treasury Stock Method                                                 -          6,323
                                                                                     --------        -------
                                                                                       47,112         47,050
                                                                                     ========        =======

Primary earnings (loss) per share (b)                                                $  (0.50)       $  0.21
                                                                                     ========        =======


Additional Primary Earnings (Loss) Per Share Computation

   Net earnings (loss), as per primary computation above                             $(23,595)       $ 9,993
   Interest on borrowings, net of tax effect, on application of                      ========        =======
      assumed proceeds from exercise of warrants and options
      in excess of 20% limitation (a)                                                     123              -
                                                                                     --------        -------
   Net earnings (loss), as adjusted                                                  $(23,472)       $ 9,993
                                                                                     ========        =======
   Weighted average number of shares outstanding,
      as per primary computation above                                                 47,112         47,050
   Net shares issuable from assumed exercise of warrants
      and options, as determined by the application
      of the Modified Treasury Stock Method                                             5,726              -
                                                                                     --------        -------
   Weighted average number of shares outstanding, as adjusted                          52,838         47,050
                                                                                     ========        =======

Primary earnings (loss) per share, as adjusted                                       $  (0.44)(c)    $  0.21
                                                                                     ========        =======

                                                                    EXHIBIT 11.1


                     GLENDALE FEDERAL BANK AND SUBSIDIARIES
    STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSS) - Continued
                     (In thousands, except per share data)



                                                                      Three Months Ended
                                                                         September 30
                                                                 ---------------------------
FULLY DILUTED EARNINGS (LOSS) PER SHARE                              1996            1995
                                                                 -------------   -----------
Computation for Statement of Operations
Net earnings (loss) per statement of operations used in
   fully diluted earnings (loss) per share computation:
   Net earnings (loss)                                               $(19,985)   $ 13,811
   Dividends on Series E Preferred Stock                               (3,107)     (4,403)
   Premium on conversion of Series E Preferred Stock                     (503)
   Interest on borrowings, net of tax effect, on application of assumed proceeds from exercise of warrants and options
      in excess of 20% limitation (a)                                      --         429
                                                                     --------    --------
   Net earnings (loss), as adjusted                                  $(23,595)   $  9,837
                                                                     ========    ========

Weighted average number of shares outstanding used in
   fully diluted earnings (loss) per share computation:
   Weighted average number of shares                                   47,112      40,727
   Net shares issuable from assumed exercise of warrants
      and options, as determined by the application
      of the Modified Treasury Stock Method                                --       6,323
                                                                     --------    --------
                                                                       47,112      47,050
                                                                     ========    ========

Fully diluted earnings (loss) per share (b)                          $  (0.50)   $   0.21
                                                                     ========    ========

Additional Fully Diluted Earnings (Loss) Per Share Computation (c)

   Net earnings (loss), as per fully diluted computation above       $(23,595)   $  9,837
   Dividends on Series E Preferred Stock                                3,107       4,403
   Interest on borrowings, net of tax effect, on application of assumed proceeds from exercise of warrants and options
      in excess of 20% limitation (a)                                     123          --
   Interest on GLENFED Debentures, net of tax effect (a)                  118         148
                                                                     --------    --------
   Net earnings (loss), as adjusted                                  $(20,247)   $ 14,388
                                                                     ========    ========

   Weighted average number of shares outstanding,
      as per fully diluted computation above                           47,112      47,050
   Shares issuable from assumed conversion of
      Series E Preferred Stock                                         13,696      19,351
   Net shares issuable from assumed exercise of warrants
      and options, as determined by the application
      of the Modified Treasury Stock Method                             5,726          --
   Shares issuable from assumed exercise of GLENFED Debentures             15          15
                                                                     --------    --------
   Weighted average number of shares outstanding, as adjusted          66,549      66,416
                                                                     ========    ========

Fully diluted earnings (loss) per share, as adjusted                 $  (0.30)   $   0.22
                                                                     ========    ========

---------
(a) Adjustments to earnings (loss) have been shown net of tax effects which were calculated at the Bank's effective tax rates.
(b) These figures agree with the related amounts in the statement of operations.
(c) This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive effect.

                                                                     EXHIBIT 99A
                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                    MATURITY AND RATE SENSITIVITY ANALYSIS
                             (dollars in millions)
                                  (Unaudited)

                                                                                Maturity/Rate Sensitivity
                                                                      --------------------------------------------
                                                  Total       % of     Within       1-5         6-10     Over 10
At September 30, 1996                            Balance     Total     1 Year       Years       Years     Years
---------------------                           ---------   --------  ---------   ---------   ---------  ---------
Interest-earning Assets (1):
  Loans receivable:
    Single-family 1-4 units (2)(3)               $ 8,109       55.6%  $ 5,663       $ 1,445        $509       $492
    Multi-family and non-residential (2)(3)        3,216       22.1%    2,973           120          70         53
    Consumer and commercial (3)                       92        0.6%       38            49           5          -
  Mortgage-backed securities (2)(3)                2,100       14.4%    1,710           311          51         28
  Investment securities (4)                          703        4.8%      703             -           -          -
  Other assets (5)                                   362        2.5%      222             -           -        140
                                                ---------   --------  ---------   ---------   ---------  ---------
        Total interest-earning assets             14,582      100.0%   11,309         1,925         635        713
Non-interest-earning assets                          522    ========  ---------   ---------   ---------  ---------
                                                ---------
Total assets                                     $15,104
                                                =========

Interest-bearing Liabilities:
  Deposits:
    Checking/NOW accounts (6)                    $   878        6.3%      149           383         210        136
    Passbook accounts (6)                            468        3.4%       65           182         117        104
    Money market accounts (6)                      1,820       13.1%      582           973         226         39
    Certificate accounts (4)                       5,649       40.6%    4,339         1,309           1          -
  Borrowings:
    FHLB(4)                                        4,438       31.9%    2,538         1,900           -          -
    Other(4)                                         654        4.7%      641            11           -          2
                                                ---------   --------  ---------   ---------   ---------  ---------
        Total interest-bearing liabilities        13,907      100.0%    8,314         4,758         554        281
Non-interest-bearing liabilities                     259    ========  ---------   ---------   ---------  ---------
                                                ---------
Total liabilities                                 14,166
Stockholders' equity                                 938
                                                ---------
Total liabilities and stockholders' equity       $15,104
                                                =========

Maturity GAP                                                           $2,995       $(2,833)       $ 81       $432
                                                                      =========   =========   =========  =========

Cumulative GAP                                                         $2,995       $   162        $243       $675
As % of total assets                                                    19.8%          1.1%        1.6%       4.5%

June 30, 1996 Cumulative GAP                                           $3,048       $   194        $231       $646
As % of total assets                                                    21.1%          1.3%        1.6%       4.5%

---------
  (1) Asset balances are net of loans in process.
  (2) ARM loans are predominantly included in the "within 1 year" category, as they are subject to an interest adjustment every month, six months, or twelve months, depending upon terms of the applicable note.
  (3) Maturity/rate sensitivity is based upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on the Bank's historical experience. The actual maturity and rate sensitivity of these assets could vary substantially if future prepayments differ from the Bank's historical experience.
  (4) Based on the contractual maturity/repricing of the instrument.
  (5) Includes cash and demand deposits and FHLB stock, the latter earning a rate of return that varies quarterly.
  (6) In accordance with standard industry practice and the Bank's own historical experience, decay factors have been applied to these deposits.

                                                                     EXHIBIT 99B
                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                             INTEREST RATE MARGIN
                                  (unaudited)

                                                                                As of
                                                         ----------------------------------------------------
                                                         Sept. 30,  June 30,   Mar. 31,   Dec. 31,   Sept. 30,
                                                           1996       1996       1996       1995       1995
                                                         --------   --------   --------   --------   --------
Weighted average rate:

    Loans receivable, net                                   7.64%      7.74%      7.88%      7.99%      8.05%
    Mortgage-backed securities, net                         6.69%      6.26%      6.34%      6.35%      6.30%
                                                         --------   --------   --------   --------   --------
        Total loans and MBS                                 7.49%      7.49%      7.61%      7.59%      7.50%

    Federal funds sold and securities purchased
       under resale agreements                              6.06%      5.69%      5.63%      6.04%      6.63%
    U.S. Government and other investment securities         8.95%      9.58%      8.98%      8.94%      9.22%
                                                         --------   --------   --------   --------   --------
        Total investments                                   6.82%      6.99%      6.78%      6.75%      7.16%
                                                         --------   --------   --------   --------   --------

        Total loans, MBS and investments                    7.45%      7.46%      7.58%      7.53%      7.48%
                                                         --------   --------   --------   --------   --------

Weighted average rate:

    Deposits - daily access                                 3.01%      3.02%      2.97%      3.04%      3.12%
    Deposits - certificates                                 5.44%      5.46%      5.59%      5.80%      5.87%
                                                         --------   --------   --------   --------   --------
        Total deposits                                      4.57%      4.62%      4.74%      4.96%      5.05%

    Securities sold under agreements to repurchase
       and other short-term borrowings                      5.46%      5.50%      5.42%      5.86%      5.90%
    FHLB borrowings                                         5.66%      5.94%      6.04%      5.83%      6.18%
    Other borrowings                                        7.63%      7.76%      7.99%      8.04%      8.06%
                                                         --------   --------   --------   --------   --------
        Total borrowings                                    5.64%      5.87%      5.87%      5.85%      6.08%
                                                         --------   --------   --------   --------   --------

        Total deposits and borrowings                       4.96%      5.05%      5.11%      5.26%      5.46%
                                                         --------   --------   --------   --------   --------

    Interest rate spread                                    2.49%      2.41%      2.47%      2.27%      2.02%
                                                         ========   ========   ========   ========   ========

    Adjusted interest rate spread/1/                        2.66%      2.59%      2.67%      2.44%      2.19%
                                                         ========   ========   ========   ========   ========
                                                                            Quarter Ended
                                                         ----------------------------------------------------
                                                         Sept. 30,  June 30,   Mar. 31,   Dec. 31,   Sept. 30,
                                                           1996       1996       1996       1995       1995
                                                         --------   --------   --------   --------   --------
Weighted average yield:

    Loans receivable, net                                   7.57%      7.62%      7.83%      7.94%      7.97%
    Mortgage-backed securities, net                         6.59%      6.44%      6.44%      6.31%      6.22%
                                                         --------   --------   --------   --------   --------
        Total loans and MBS                                 7.41%      7.41%      7.54%      7.46%      7.42%

    Federal funds sold and securities purchased
       under resale agreements                              5.54%      5.56%      5.60%      6.02%      6.01%
    U.S. Government and other investment securities         9.63%     10.91%      9.41%      9.73%      9.31%
                                                         --------   --------   --------   --------   --------
        Total investments                                   6.65%      7.11%      6.44%      6.84%      6.76%
                                                         --------   --------   --------   --------   --------

        Total loans, MBS and investments                    7.36%      7.40%      7.46%      7.43%      7.38%
                                                         --------   --------   --------   --------   --------

Weighted average cost:

    Deposits - daily access                                 3.00%      3.04%      3.01%      3.09%      3.11%
    Deposits - certificates                                 5.47%      5.52%      5.68%      5.84%      5.86%
                                                         --------   --------   --------   --------   --------
        Total deposits                                      4.60%      4.69%      4.84%      5.01%      5.06%

    Securities sold under agreements to repurchase
       and other short-term borrowings                      5.46%      5.47%      5.62%      5.93%      5.99%
    FHLB borrowings                                         5.77%      6.03%      5.94%      6.08%      6.17%
    Other borrowings                                        3.42%      4.79%      3.88%      3.86%      6.24%
                                                         --------   --------   --------   --------   --------
        Total borrowings                                    5.71%      5.86%      5.83%      6.00%      6.09%
                                                         --------   --------   --------   --------   --------

        Total deposits and borrowings                       4.99%      5.09%      5.18%      5.39%      5.49%
                                                         --------   --------   --------   --------   --------

    Yield-cost spread                                       2.37%      2.31%      2.28%      2.04%      1.89%
                                                         ========   ========   ========   ========   ========

    Effective net spread/1/                                 2.56%      2.50%      2.47%      2.22%      2.06%
                                                         ========   ========   ========   ========   ========

-------------------------------------
    /1/ The effective net spread for a period is net interest income during the period divided by average interest-earning assets during the period. The adjusted interest rate spread as of a particular date is net interest income annualized at the rates in effect on such date divided by the balance of interest earning assets as of such date.

                                                                     EXHIBIT 99C
                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                           LOAN ORIGINATIONS BY TYPE
                            (dollars in thousands)
                                  (unaudited)



                                  Real Estate
                -------------------------------------------------------
                Convertible/            Call              Construction/
Quarter Ended      Fixed      ARM        Date      Fixed      Tract       Consumer  Commercial  Total (1)(2)
--------------  ----------- --------   -------   -------- -------------   --------  ----------  -----------
Sept. 30, 1996    $20,616   $104,616   $ 5,449   $ 51,109     $ 6,180       $4,255      $6,675     $198,900
                       10%        53%        3%        26%          3%           2%          3%         100%

June 30, 1996     $47,337   $ 71,785   $ 7,991   $ 73,749     $ 5,041       $4,349      $  533     $210,785
                       23%        34%        4%        35%          2%           2%          0%         100%

Mar. 31, 1996     $58,998   $ 22,595   $ 7,807   $109,034     $10,846       $3,296      $  294     $212,870
                       28%        11%        4%        51%          5%           1%          0%         100%

Dec. 31, 1995     $76,148   $ 29,628   $16,665   $ 96,042     $ 5,700       $5,686      $  318     $230,187
                       34%        13%        7%        42%          2%           2%          0%         100%

Sept. 30, 1995    $60,953   $ 40,809   $11,132   $ 92,786     $   370       $7,173      $  241     $213,464
                       29%        19%        5%        44%          0%           3%          0%         100%

-----------

     (1) Includes refinanced portion of Bank's loans, which amounted to $19,889, $36,174, $48,294, $37,021 and $31,960 for the quarters ended September 30, 1996,
June 30, 1996, March 31, 1996 December 31, 1995 and September 30, 1995,
respectively.
     (2) Excludes correspondent lending purchases totaling $189, $12,570, $14,668, $12,116 and $13,428 for the quarters ended September 30, 1996, June 30, 1996, March 31, 1996, December 31, 1995 and September 30, 1995, respectively.

                                                                     EXHIBIT 99D

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                   ANALYSIS OF ALLOWANCE FOR LOAN LOSSES AND
                         NON-PERFORMING ASSETS ("NPA")
                             AT SEPTEMBER 30, 1996
                            (DOLLARS IN THOUSANDS)
                                  (Unaudited)




                                                     Allowance for
                                                      Loan Losses                Allowance for             NPA
                              Gross       Allowance     As a % of                 Loan Losses           As a % of    Allowance for
                              Loan           for       Gross Loan       Non-       As a % of            Gross Loan    Loan Losses
                            Portfolio       Loan       Portfolio       Accrual    Non-Accrual           Portfolio      As a % of
Property Type                Balance       Losses       Balance         Loans       Loans       NPA      Balance          NPA
-------------              -----------    --------    ---------       --------   ------------ --------  ----------   ----------
Single-family
  1-4 units                $ 8,109,350    $ 53,787       0.66%        $107,263     50.14%    $145,726      1.80%        36.91%
Multi-family:
  5-36 units                 1,542,896      46,617       3.02%          33,407    139.54%      45,114      2.92%       103.33%
  37 or more units             386,853      20,788       5.37%          12,755    162.98%      20,387      5.27%       101.97%
Non-residential              1,297,830      46,761       3.60%          17,371    269.19%      43,017      3.31%       108.70%
Commercial                      18,422       3,444      18.70%              12       N/A           12      0.07%           N/A
Consumer                        74,120       5,234       7.06%             657    796.65%         722      0.97%       724.93%
                           -----------    --------                    --------               --------
                           $11,429,471    $176,631       1.55%        $171,465    103.01%    $254,978      2.23%        69.27%
                           ===========    ========                    ========               ========

                                                                     EXHIBIT 99E
                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                  GROSS LOANS, NON-PERFORMING ASSETS ("NPA")
                AND RESTRUCTURED LOANS ("TDR") BY PROPERTY TYPE
                             At September 30, 1996
                                (in thousands)
                                  (unaudited)

                                                                Non-
                                          Gross                Accrual            REO and             Total          Restructured
Property Type                             Loans                 Loans          Other Assets            NPA               Loans
                                    ------------------     ---------------     -------------     ---------------     -------------
Single-family
  1-4 units                          $      8,109,350       $     107,263       $    38,463       $     145,726       $     2,290
Multi-family:
  5-36 units                                1,542,896              33,407            11,707              45,114             2,408
  37 or more units                            386,853              12,755             7,632              20,387             2,242

Non-residential:
  Office buildings                            440,496               2,798             9,654              12,452             4,587
  Shopping centers                            380,464               8,342               256               8,598                -
  Warehouse/storage                            96,664                  -                 -                   -                 -
  Hotels/motels                                42,939                  -                 99                  99                -
  Industrial parks                            100,029               2,529                -                2,529                -
  Land                                         14,558                 632            14,466              15,098                -
  Mobile home parks                            37,359               1,501                -                1,501                -
  Commercial/
    industrial                                185,321               1,569             1,171               2,740                -
                                   -------------------     ---------------     -------------     ---------------     -------------
Total non-residential                       1,297,830              17,371            25,646              43,017             4,587


Commercial                                     18,422                  12                -                   12                -
Consumer                                       74,120                 657                65                 722                -
                                   -------------------     ---------------     -------------     ---------------     -------------

Total                                $     11,429,471       $     171,465       $   $83,513       $     254,978       $    11,527
                                   ===================     ===============     =============     ===============     =============

                                                                     EXHIBIT 99F

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                 NON-PERFORMING ASSETS AND RESTRUCTURED LOANS
                            (dollars in thousands)
                                  (unaudited)

                                    Sept. 30   June 30    Mar. 31    Dec. 31    Sept. 30
                                      1996       1996       1996       1995       1995
                                   ----------  ---------  ---------  ---------  ---------
Balances:
  Non-accrual loans                  $171,465   $192,445   $207,328   $200,451   $216,986
  Real estate owned and other asset    83,513     82,204     82,449     86,838     87,326
                                    ---------  ---------  ---------  ---------  ---------
   Total non-performing assets       $254,978   $274,649   $289,777   $287,289   $304,312
                                    =========  =========  =========  =========  =========

  Restructured loans                 $ 11,527   $  9,194   $  8,373   $  8,053   $  7,191
                                    =========  =========  =========  =========  =========

Percent of total assets:
  Non-accrual loans                      1.14%      1.33%      1.44%      1.37%      1.37%
  Real estate owned and other asset      0.55%      0.57%      0.58%      0.59%      0.55%
                                    ---------  ---------  ---------  ---------  ---------
  Total non-performing assets            1.69%      1.90%      2.02%      1.96%      1.92%
                                    =========  =========  =========  =========  =========

  Restructured loans                     0.08%      0.06%      0.06%      0.06%      0.05%
                                    =========  ========= ========== ==========  =========

                                                                     EXHIBIT 99G

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                        NON-PERFORMING ASSETS ACTIVITY
                             (dollars in millions)
                                  (unaudited)



                                                     Quarter Ended
                                 -----------------------------------------------------
                                 Sept. 30,   June 30,   Mar. 31,   Dec. 31,  Sept. 30,
                                   1996       1996       1996       1995       1995
                                 --------   --------   --------   --------   ---------
Beginning Balance                $274,649   $289,777   $287,289   $304,312    $355,522

Additions:
  Single-family 1-4 units          48,065     60,385     82,203     59,799      69,680
  Multi-family:
       5 to 36 units               12,517     25,131     18,130     17,684      16,522
       37 or more units             3,912      1,920      8,374      9,000       3,766
  Non-residential                   2,863      8,016      6,500      9,513      15,567
  Commercial                           12       ----       ----       ----        ----
  Consumer                           ----        328          5        437         188
                                 --------   --------   --------   --------   ---------
                                   67,369     95,780    115,212     96,433     105,723
                                 --------   --------   --------   --------   ---------

Deletions:
  Foreclosures:
  Single-family 1-4 units          (7,582)   (10,503)    (7,982)   (11,700)     (7,795)
  Multi-family:
       5 to 36 units                 (796)    (2,299)    (2,877)     1,196        (654)
       37 or more units               468       (662)      (249)      (827)       (124)
  Non-residential                  (1,378)      (992)      (128)       428        (161)
                                 --------   --------   --------   --------   ---------
                                   (9,288)   (14,456)   (11,236)   (10,903)     (8,734)
                                 --------   --------   --------   --------   ---------

Write-downs:
  Single-family 1-4 units            (571)      (216)    (1,973)    (2,505)     (2,548)
  Multi-family:
       5 to 36 units               (1,548)    (1,197)    (1,292)      (631)     (1,909)
       37 or more units            (2,369)      ----       (697)      (906)     (1,093)
  Non-residential                    (263)    (2,857)    (1,022)    (3,516)     (1,510)
  Commercial                          (28)      ----       ----       ----        ----
                                 --------   --------   --------   --------   ---------
                                   (4,779)    (4,270)    (4,984)    (7,558)     (7,060)
                                 --------   --------   --------   --------   ---------

Payoffs/Sales/Other:
  Single-family 1-4 units         (53,857)   (55,872)   (64,789)   (47,869)    (47,841)
  Multi-family:
       5 to 36 units               (9,850)   (21,316)   (16,858)   (22,610)    (30,847)
       37 or more units              (912)    (5,989)    (3,973)    (3,611)    (12,612)
  Non-residential                  (7,958)    (8,890)   (10,452)   (20,743)    (49,454)
  Commercial                            6        (95)       (17)        (6)       (143)
  Consumer                           (402)       (20)      (415)      (156)       (242)
                                 --------   --------   --------   --------   ---------
                                  (72,973)   (92,182)   (96,504)   (94,995)   (141,139)
                                 --------   --------   --------   --------   ---------

Ending Balance                   $254,978   $274,649   $289,777   $287,289    $304,312
                                 ========   ========   ========   ========   =========

Net (Increase) Decrease          $ 19,671   $ 15,128   $ (2,488)  $ 17,023    $ 51,210
                                 ========   ========   ========   ========   =========

                                                                     EXHIBIT 99H

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES
                       DELINQUENT LOANS BY PROPERTY TYPE
                            (dollars in thousands)
                                  (unaudited)



                                             % of Type of                 % of Type of                 % of Type of
                                                Gross                        Gross                          Gross
                                 Sept. 30,      Loans        June 30,        Loans        Mar. 31,          Loans
                                   1996       Receivable      1996         Receivable      1996          Receivable
                                ---------     ----------    ---------      ----------     --------       ----------
Single-family  1-4 units:
   31 - 60 Days                 $ 51,442         0.63%      $ 57,047          0.75%       $ 82,640          1.10%
   61 - 90 Days                   28,023         0.35%        18,416          0.24%         36,930          0.49%
   Over 90 Days                  107,263         1.32%       119,978          1.59%        127,409          1.71%
                                ---------     ----------    ---------      ----------     --------       ----------
                                 186,728         2.30%       195,441          2.58%        246,979          3.30%
                                ---------     ----------    ---------      ----------     --------       ----------

Multi-family  5-36 units:
   31 - 60 Days                   13,629         0.88%         9,528          0.61%         21,419          1.36%
   61 - 90 Days                    5,619         0.36%         7,601          0.49%          7,046          0.45%
   Over 90 Days                   27,391         1.78%        25,595          1.63%         26,458          1.68%
                                ---------     ----------    ---------      ----------     --------       ----------
                                  46,639         3.02%        42,724          2.73%         54,923          3.49%
                                ---------     ----------    ---------      ----------     --------       ----------

Multi-family  37 or more units:
   31 - 60 Days                     ----          ----         2,126          0.53%          4,190          0.97%
   61 - 90 Days                     ----          ----          ----           ----          1,669          0.38%
   Over 90 Days                   12,755         3.30%        14,461          3.61%         12,299          2.83%
                                ---------     ----------    ---------      ----------     --------       ----------
                                  12,755         3.30%        16,587          4.14%         18,158          4.18%
                                ---------     ----------    ---------      ----------     --------       ----------

Non-residential:
   31 - 60 Days                   12,579         0.97%         3,169          0.23%         15,616          1.11%
   61 - 90 Days                      607         0.05%         2,762          0.20%          4,512          0.32%
   Over 90 Days                   14,840         1.14%        17,907          1.33%         13,084          0.93%
                                ---------     ----------    ---------      ----------     --------       ----------
                                  28,026         2.16%        23,838          1.76%         33,212          2.36%
                                ---------     ----------    ---------      ----------     --------       ----------

Commercial:
   31 - 60 Days                       16         0.09%            38          0.37%             94          1.00%
   61 - 90 Days                     ----          ----          ----           ----           ----           ----
   Over 90 Days                       12         0.06%          ----           ----           ----           ----
                                ---------     ----------    ---------      ----------     --------       ----------
                                      28         0.15%            38          0.37%             94          1.00%
                                ---------     ----------    ---------      ----------     --------       ----------

Consumer:
   31 - 60 Days                    1,480         2.00%         1,081          1.48%          2,415          3.27%
   61 - 90 Days                      448         0.60%           612          0.84%            465          0.63%
   Over 90 Days                      657         0.89%         1,001          1.36%            708          0.96%
                                ---------     ----------    ---------      ----------     --------       ----------
                                   2,585         3.49%         2,694          3.68%          3,588          4.86%
                                ---------     ----------    ---------      ----------     --------       ----------

Total:
   31 - 60 Days                   79,146         0.69%        72,989          0.66%        126,374          1.15%
   61 - 90 Days                   34,697         0.30%        29,391          0.27%         50,622          0.46%
   Over 90 Days                  162,918         1.43%       178,942          1.63%        179,958          1.64%
                                ---------     ----------    ---------      ----------     --------       ----------
                                $276,761         2.42%      $281,322          2.56%       $356,954          3.25%
                                =========     ==========    =========      ==========     ========       ==========
                                                   % of Type of                 % of Type of
                                                       Gross                       Gross
                                       Dec. 31,        Loans       Sept. 30        Loans
                                        1995        Receivable       1995        Receivable
                                      ---------     ----------     ---------     ----------
Single-family  1-4 units:
   31 - 60 Days                       $ 66,968         1.04%       $ 65,753         1.06%
   61 - 90 Days                         25,227         0.39%         27,690         0.44%
   Over 90 Days                        119,762         1.85%        121,591         1.96%
                                      ---------     ----------     ---------     ----------
                                       211,957         3.28%        215,034         3.46%
                                      ---------     ----------     ---------     ----------

Multi-family  5-36 units:
   31 - 60 Days                         16,876         1.06%         20,693         1.28%
   61 - 90 Days                         12,833         0.81%          5,961         0.37%
   Over 90 Days                         21,040         1.33%         25,013         1.55%
                                      ---------     ----------     ---------     ----------
                                        50,749         3.20%         51,667         3.20%
                                      ---------     ----------     ---------     ----------

Multi-family  37 or more units:
   31 - 60 Days                          5,198         1.17%          7,586         1.69%
   61 - 90 Days                          6,036         1.35%          3,541         0.79%
   Over 90 Days                          5,877         1.32%          9,970         2.23%
                                      ---------     ----------     ---------     ----------
                                        17,111         3.84%         21,097         4.71%
                                      ---------     ----------     ---------     ----------

Non-residential:
   31 - 60 Days                          2,548         0.17%         12,665         0.84%
   61 - 90 Days                          1,568         0.11%         13,079         0.87%
   Over 90 Days                         21,496         1.47%         28,675         1.90%
                                      ---------     ----------     ---------     ----------
                                        25,612         1.75%         54,419         3.61%
                                      ---------     ----------     ---------     ----------

Commercial:
   31 - 60 Days                           ----         ----              27         0.26%
   61 - 90 Days                           ----         ----            ----          ----
   Over 90 Days                           ----         ----            ----          ----
                                      ---------     ----------     ---------     ----------
                                          ----         ----              27         0.26%
                                      ---------     ----------     ---------     ----------

Consumer:
   31 - 60 Days                          1,898         2.49%          2,333         2.95%
   61 - 90 Days                            901         1.18%            840         1.07%
   Over 90 Days                          1,168         1.53%            815         1.03%
                                      ---------     ----------     ---------     ----------
                                         3,967         5.20%          3,988         5.05%
                                      ---------     ----------     ---------     ----------

Total:
   31 - 60 Days                         93,488         0.93%        109,057         1.11%
   61 - 90 Days                         46,565         0.46%         51,111         0.52%
   Over 90 Days                        169,343         1.69%        186,064         1.88%
                                      ---------     ----------     ---------     ----------
                                      $309,396         3.08%       $346,232         3.51%
                                      =========     ==========     =========     ==========

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